

16014968

ΓES
GE COMMISSI(
. 20549

SEC
Mail Processing
Section

MAR 16 2016

Washington DC
416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tribal Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue 54th Fl
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia L. Singer 212-482-2159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia L. Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tribal Capital Markets, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified In New York County
Commission Expires Aug. 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIBAL CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS BLUE CAPITAL SECURITIES, INC.)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

TRIBAL CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS BLUE CAPITAL SECURITIES, INC.)

CONTENTS

TRIBAL CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS BLUE CAPITAL SECURITIES, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	547,354
Investments at fair value (Note 3)		9,380,162
Commissions receivable		21,189
Interest receivable		3,727
Security deposit		178,928
Prepaid expenses		38,552
Fixed assets, net of accumulated depreciation of $265,675		41,336
TOTAL ASSETS	$	10,211,248

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	373,283
Due to clearing broker		1,818,630
Payable to related parties		619,833
Subordinated loan payable		7,000,000
TOTAL LIABILITIES		9,811,746
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock - $1.00 par value; Authorized - 1,000 shares Issued and outstanding - 1,000 shares		1,000
Additional paid-in capital		1,645,624
Accumulated deficit		(1,247,122)
TOTAL STOCKHOLDERS' EQUITY		399,502
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,211,248

The accompanying notes are an integral part of these financial statements

Note 1 - Organization

Tribal Capital Markets, LLC (the "Company"), formerly known as Blue Capital Securities, Inc., is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by RBC Correspondent Services on a fully-disclosed basis.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investments

Investments are carried at fair value, pursuant to the fair value measurements (see Note 3).

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results may differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company converted from an S Corporation to a Limited Liability Company during the year. As a result any such income taxes are the responsibility of its members. The Company is subject to unincorporated business taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2012. The years 2012 to 2014 remain subject to examination by taxing authorities.

Cash and Cash Equivalents

Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

Note 3 - Valuation of Investments

The Company uses the fair value measurements standard to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 and Level 2, and are summarized as follows:

Description	Level 1	Level 2	Total
Corporate Bonds	$6,991,677		$6,991,677
Government Sponsored Enterprises	$ -	$2,388,485	$2,388,485
Total Investments	$6,991,677	$2,388,485	$9,380,162

Valuation Techniques

Equities and Preferred Equities

Equity securities including common stock and preferred stock, are generally valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Investment Manager believes such prices more accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are generally valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is generally valued by the pricing service at its last bid price if held long and the last asked price if sold short. Securities traded in the NASDAQ over-the-counter market are generally valued by the pricing service at the NASDAQ official closing price. When using the market quotations or closing prices provided by the pricing service and when the market is considered active, the security will be classified as a Level 1 security. At December 31, 2015, there were no equity securities held by the Company.

Note 3 - Valuation of Investments (cont'd)

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuers is used. Usually corporate bonds are categorized as Level 1 of the fair value hierarchy. When observable price quotations are not available, independent consensus pricing is obtained and presented as Level 2.

Government

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2015, Government Sponsored Securities held by the Company are considered Level 2.

Note 4 - Fixed Assets

Fixed assets, net at December 31, 2015, are summarized as follows:

Furniture and fixtures	$ 72,078
Technology equipment	234,933
	307,011
Less: Accumulated depreciation	$ (265,675)
	$ 41,336

Note 5 - Purchase Agreement

In June of 2015 BSM Partners LLC and DGM Partners LLC entered into an agreement to sell Blue Capital Securities Inc. to Tribal Capital Partners, LLC. Tribal Capital Partners, LLC is owned by The Morango Band of Mission Indians and TCM Associates LLC, 51% and 49%, respectively. The name of the Firm was changed to Tribal Capital Markets, LLC and with FINRA's approval the sale was finalized as of September 2015.

Note 6 - Loans Payable

In December 2014, the Company entered into unsecured subordinated loan with BSM Partners with interest payable quarterly at prime rate plus 2.75% in the amount of $300,000. The loan was paid in December 2015.

In September of 2015, the Company entered into a renewable, collateralized subordinated loan agreement with The Morango Band of Mission Indians in the amount of $ 7 million dollars which bears an interest rate of 2% per annum. In addition the company borrowed $619,833 from the Morango Band of Mission Indians which is not subject to the subordinated loan agreement. The loan and payable to related party is collateralized by investments totaling $7,619,833. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

Note 7- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $6,782,823 which exceeded its requirement by $6,634,104. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 0.3289:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k (2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 8 - Commitments

The Company is obligated under a lease agreement for office space at 405 Lexington Avenue, NY, NY 10174 expiring May 2016.

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 – NY Office:	
2016	$ 91,839
	$ 91,839

Year Ending December 31 – Red Bank, NJ Office:	
2016	$ 77,000
2017	$ 77,000
	$ 154,000

Note 9 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Note 10 - Concentrations

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 11 – Litigation

The Company is a party to an ongoing litigation with a former customer. Although, the ultimate outcome of this litigation has not been determined, the Company has recorded $185,000 in reserve.

Note 12 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.